  Exhibit 99.1

AERT, Inc. To Be Acquired by Oldcastle Architectural, Inc.

SPRINGDALE, AR., March 17, 2017 (GLOBE NEWSWIRE) -- Advanced Environmental Recycling Technologies, Inc. (OTCQB: AERT) announced that on March 16, 2017, it entered into a definitive agreement to be acquired by Oldcastle Architectural, Inc. for total cash consideration of $117 million.

At the effective time of the transaction, each share of common stock will be converted into the right to receive $0.135936 in cash and each share of preferred stock will be converted into the right to receive $2,603.483278 in cash. The per share prices are based on the total consideration less the estimated amount of AERT’s net debt outstanding at the closing and AERT’s estimated transaction expenses which were approximately $38.9 million and $12.4 million, respectively, as of March 16, 2017. The prices per share are not subject to adjustment, regardless of the actual amount of net debt and transaction expenses at closing. The purchase price will be funded through cash on hand.

The transaction was unanimously approved by the boards of directors of AERT and Oldcastle Architectural. Following the execution of the agreement, stockholders representing approximately 85% of the voting power of the issued and outstanding shares of AERT’s stock, executed a written consent adopting and approving the agreement. No additional stockholder approvals are necessary to adopt the agreement or consummate the transaction. The transaction is subject to customary closing conditions and is expected to close during the second quarter of 2017.

The acquisition of AERT enables Oldcastle Architectural to enter into the attractive and growing category of composite decking. The ChoiceDek® and MoistureShield® brands will serve to complement Oldcastle Architectural’s existing portfolio of outdoor living brands. Oldcastle Architectural will further enhance AERT’s commitment to safety, productivity and innovation.

Tim Morrison, CEO and Chairman of the Board of AERT, said, “This is a compelling transaction that maximizes shareholder value. We believe this is the right partnership to meet the evolving needs of our customers while furthering our ability to create best-in-class products. We are excited by the opportunities for AERT under Oldcastle Architectural’s ownership, and we look forward to being a part of this dynamic new chapter.”

William Blair & Company acted as financial advisor and Paul Hastings LLP acted as counsel for AERT on the transaction. Stifel served as exclusive financial advisor and Kilpatrick Townsend & Stockton LLP acted as counsel to Oldcastle Architectural in connection with the transaction.

About Advanced Environmental Recycling Technologies, Inc.

Since 1989, AERT (OTCQB: AERT) has pioneered the use of recycled polyethylene plastic in the manufacture of composite building materials. AERT converts reclaimed plastic and wood fiber waste into quality outdoor decking systems, fence systems, and door and window components. With its constantly evolving portfolio of patented and proprietary recycling technologies, AERT has been widely recognized as a leader in resource conservation innovation and received the EPA Award for Environmental Excellence for its process of converting scrap plastic to composite outdoor decking. The company is the exclusive manufacturer of ChoiceDek® decking, which is sold in Lowe’s Home Improvement stores nationwide. See http://www.choicedek.com for more information. AERT's MoistureShield® branded decking products are sold primarily through national and regional distributors across the U.S. and Canada. See http://www.moistureshield.com for product information or to find a regional distributor or dealer. AERT’s primary manufacturing facility is located in Springdale, Arkansas, and the company also operates recycling facilities in Lowell, Arkansas and Watts, Oklahoma.

Advanced Environmental Recycling Technologies, Inc. (OTCQB: AERT) trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. Companies are current in their reporting and undergo an annual verification and management certification process. Investors can access real-time quotes and market information for the company on http://www.otcmarkets.com. For more information on the Company, visit http://www.aert.com. Sign up to receive investor information, including press releases, via email by visiting http://aert.com/contact-us/.

About Oldcastle Architectural, Inc.

Oldcastle Architectural, Inc. is the leading supplier of innovative and sustainable masonry and hardscape products for North America’s building and landscaping markets. Oldcastle Architectural is the innovator behind many of the industry’s well-known brands including Belgard Hardscapes, Echelon masonry products, Sakrete bagged dry-mixes and Anchor Wall Systems retaining wall solutions, among others. With over 172 operating locations and 5,300 employees, Oldcastle Architectural operates across 33 states and 5 Canadian provinces.

Oldcastle Architectural is a U.S. subsidiary of CRH plc., a leading global diversified building materials group, employing approximately 87,000 people at 3,800 operating locations in 31 countries worldwide.

Additional Information and Where to Find It

AERT will prepare an information statement for its stockholders containing the information with respect to the proposed transaction specified in Schedule 14C promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and describing the proposed transaction. When completed, a definitive information statement will be mailed to AERT stockholders. Stockholders are urged to carefully read the information statement regarding the proposed transaction and any other relevant documents in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the U.S. Securities and Exchange Commission (“SEC”) regarding the proposed transaction, free of charge, at the SEC’s website, http://www.sec.gov, or on the Investor Relations section of AERT’s website (www.aert.com), or by directing a request to AERT by mail or telephone to 914 N. Jefferson Street, Springdale, Arkansas, 72764, Attention: Investor Relations, (479) 203-5084.

Forward-Looking Statements

This news release contains certain estimates, predictions, projections and other ''forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These statements involve, among other things, known and unknown risks, uncertainties and other factors that may cause AERT's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s current judgment, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, or other future performance suggested herein. Some important factors (but not necessarily all factors) that could affect the pending transaction, or that otherwise could cause actual results to differ materially from those expressed in any forward-looking statement include the following: the timing and ability to complete the proposed transaction; the outcome of legal and regulatory proceedings that may be instituted following the announcement of our entering into the definitive transaction agreement; risks that the proposed transaction disrupts current plans and operations including potential impairments to our ability to retain and motivate key personnel; the diversion of management's attention from ongoing business operations and opportunities as a result of the proposed transaction; and the amounts of costs, fees, and expenses relating to the proposed transaction. The foregoing listing of risks and uncertainties is not exclusive. For a more detailed discussion of some, but not all, of the risks and uncertainties that may affect AERT, see AERT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and other filings that it makes with the SEC from time to time.

AERT undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, change in strategy, or otherwise.

CONTACT:
For AERT

Sarah Pore

479-203-5084

www.aertinc.com/investor-relations